UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | UPDATE ON MARKET VOLATILITY AND CAUTIONARY ANNOUNCEMENT**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

UPDATE ON MARKET VOLATILITY AND CAUTIONARY ANNOUNCEMENT

The unprecedented set of combined challenges driven by COVID-19 and the significant decline in the oil price have come at a time when Sasol is in a peak gearing phase as the Company completes LCCP.

Sasol is confident that its foundation business is capable of positive cash flow from operations in a low oil price environment. At the prevailing Rand oil price of approximately R580/bbl, Sasol will be within the current covenant levels at 30 June 2020. In anticipation of a lower-for-longer Rand per barrel oil price, a comprehensive package of actions is being finalised to deliver this and sustainably strengthen the balance sheet. It is important to note the current liquidity position:

- Sasol has current cash and available facilities of approximately US$2,5bn; and
- Sasol has no significant debt maturities before May 2021.

Sasol is prioritising the following actions, details of which will be announced to the market on Tuesday:

- Business optimisation to reduce costs;
- Working capital optimisation;
- Re-scheduling some capital expenditure;
- Expanding the scope of, and accelerating, the asset disposal programme to realise proceeds in excess of the current US$2 billion target;
- Engaging our lending groups. Thus far, engagements have been constructive; and
- Assessing alternatives to manage Sasol's near-term debt covenant constraints, including a potential equity issue.

Sasol will update the market on the conference call at 15:00 SA on Tuesday, 17 March, with detail on the comprehensive package of actions.

Shareholders are accordingly advised to exercise caution when dealing in the Company's securities until a further announcement is made.

Fleetwood Grobler commented "The disruption in the global oil market, coupled with the ongoing impact of COVID-19 has significantly changed the outlook in just a few weeks. It is critical that we keep matters within our control by acting quickly and decisively so that stakeholders don't lose sight of the significant underlying value in this business. We are therefore working towards a package of measures to ensure that the business is profitable even at low oil prices and that we continue to have a strong balance sheet to support it."

Conference call details:			
Tuesday, 17 March 2020	*Time*	*Dial-in numbers*	*Replay numbers*
South Africa	*15:00*	*+27 11 535 3600*	*+27 10 500 4108*
United Kingdom	*13:00*	*+44 (0) 333 300 1418*	*+44 (0) 203 608 8021*
United States (ET)	*09:00*	*+1 508 924 4326*	*+1 412 317 0088*
Other countries		*+27 11 535 3600*	*+27 10 500 4108*
Passcode:			*31413*

The transcript will be available from March 20, 2020 at 6:00 PM (SA) on Sasol's investor relations website.

For online participation, please register on the following link:
https://www.corpcam.com/Sasol17032020

If you have any questions, please email: investor.relations@sasol.com or contact Feroza Syed at +27 10 344 9280.

12 March 2020
Johannesburg

Sponsor and Corporate Broker: Merrill Lynch South Africa Proprietary Limited

The Company may file a registration statement or a post-effective amendment to its registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for any offering of securities referred to in this communication. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus after filing if you request it by calling the Investor Relations Department at +27 10 344 9280.

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, expectations regarding future cash flow, Sasol’s ability to meet its debt covenants, the actions referred to herein intended to strengthen Sasol’s balance sheet and to maintain profitability at lower oil prices and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 March 2020

By: <u>/s/ M M L Mokoka</u>

Name: M M L Mokoka

Title: Company Secretary